================================================================================
                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(D) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

            OPTIMUM QUALITY GRAINS, LLC RETIREMENT AND SAVINGS PLAN
                           (FULL TITLE OF THE PLAN)

                     E. I. DU PONT DE NEMOURS AND COMPANY
                        1007 MARKET STREET WILMINGTON,
                                DELAWARE 19898
          (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)
================================================================================

                                  Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee formed under the Optimum Quality Grains, LLC Retirement and Savings Plan has duly caused the Annual Report to be signed by the undersigned hereunto duly authorized.

                              Qptimum Quality Grains LLC
                              Retirement and Savings Plan

                              Dated: June 29, 2001

                              By: /s/  Nancy Betz
                              ---------------
                              Nancy Betz
                              Director of Human Resources

Optimum Quality Grains, LLC
Retirement and Savings Plan
Index to Financial Statements and Supplemental Schedule
--------------------------------------------------------------------------------

                                                                                              Page(s)
Report of Independent Accountants                                                                1

Financial Statements:
   Statements of Net Assets Available for Benefits at December 31, 2000 and 1999                 2

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 2000 and 1999                                                                  3

   Notes to Financial Statements                                                              4-10

Supplemental Schedule*:
Schedule of Assets (Held at End of Year)                                                        11

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                       Report of Independent Accountants


To the Administrator and Participants
of the Optimum Quality Grains, LLC
Retirement and Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Optimum Quality Grains, LLC Retirement and Savings Plan (the "Plan") at December 31, 2000 and 1999 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 22, 2001

Optimum Quality Grains, LLC
Retirement and Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2000 and 1999
--------------------------------------------------------------------------------


                                                          2000          1999

Assets:
   Investments:
     Plan interest in DuPont and Related Companies
        Defined Contribution Plan Master Trust       $  2,624,076  $  2,126,313
     Company stock funds                                  818,533       820,708
     Mutual funds                                       5,961,891     5,977,294
     Common/collective trust funds                      1,295,340     2,072,631
     Short-term investments and cash                           10           788
     Participant loans                                    134,976       142,983
                                                     ------------- -------------

        Total investments                              10,834,826    11,140,617
                                                     ------------- -------------
   Receivables:
     Participants' contributions                           32,896        32,554
     Employer's contributions                              10,922        44,640
     Investment income                                      5,851         4,685
     Investment securities sold                            24,616             -
                                                     ------------- -------------

        Total receivables                                  74,285        81,879
                                                     ------------- -------------

Net assets available for benefits                    $ 10,909,111  $ 11,222,496
                                                     ============= =============

 The accompanying notes are an integral part of these financial statements.

Optimum Quality Grains, LLC
Retirement and Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2000 and 1999

                                                                         2000           1999
Additions:
   Investment income:
     Net (depreciation) appreciation in fair value of investments    $(1,504,881)  $  1,852,553
     Interest and dividend income                                        572,560        472,230
                                                                     ------------  -------------

                                                                        (932,321)     2,324,783
                                                                     ------------  -------------

   Contributions:
     Participant                                                         727,341        677,602
     Employer                                                            553,257        791,806
     Other                                                                     -             10
                                                                     ------------  -------------

                                                                       1,280,598      1,469,418
                                                                     ------------  -------------

        Total additions                                                  348,277      3,794,201
                                                                     ------------  -------------

Deductions:
   Benefits paid to participants                                        (661,662)    (1,153,479)
                                                                     ------------  -------------
        Net (decrease) increase                                         (313,385)     2,640,722
                                                                     ------------  -------------

Net assets available for benefits:
   Beginning of year                                                  11,222,496      8,581,774
                                                                     ------------  -------------

   End of year                                                       $10,909,111   $ 11,222,496
                                                                     ============  =============

  The accompanying notes are an integral part of these financial statements.

Optimum Quality Grains, LLC
Retirement and Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------


  1. Description of the Plan

     The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.


     General

     The Plan is a defined contribution plan covering substantially all employees of Optimum Quality Grains, LLC (the "Company"), a wholly-owned subsidiary of E.I. du Pont de Nemours and Company ("DuPont"). The Plan was established on January 1, 1998 through asset transfers of $3,612,684 from the Savings and Investment Plan of E.I. du Pont de Nemours and Company and $2,827,047 from the Pioneer Hi-bred International Retirement Plan. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code ("IRC").


     Contributions

     Participants authorize payroll deductions which are contributed to the Plan and credited to their individual accounts. Participant contributions are limited to a maximum of 16% of a participant's earnings, as defined. Participants may also contribute amounts representing rollovers from other qualified retirement plans.

     The Company makes matching contributions in the amount of 50% of all participant contributions up to 6% of the participant's earnings, as defined. Company contributions are invested in accordance with the participant's investment elections. The Company also makes a discretionary monthly profit sharing contribution to participants in an amount equal to 6% of a participant's earnings, as defined. There were no discretionary profit sharing contributions for the year ended December 31, 2000. For the year ended December 31, 1999, discretionary profit sharing contributions were $581,306.


     Participant Accounts

     Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Optimum Quality Grains, LLC
Retirement and Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

     Eligibility and Vesting

     Employees are eligible to participate in the plan on the first day of the month following the date on which they have completed at least 1,000 hours of service in a 12-consecutive-month period and are qualified employees, as defined. Participants are 100% vested in their contributions. Participants are 100% vested in all of their accounts, including Company contributions and profit sharing contributions, if they retire from Optimum after reaching age 65 or if their employment terminates because of death or disability. If participants leave Optimum under any other circumstances, they are entitled to the vested percentage of their company contributions, profit sharing contributions and earnings on those contributions as follows:

                                                           Vested
                Years of Service                           Percent

                1 - 2                                         20%
                2 - 3                                         40%
                3 - 4                                         60%
                4 - 5                                         80%
                5 or more                                    100%


     Participant Loans

     Participants may borrow from their accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms shall not exceed 5 years, unless the loan is for the purchase of a primary residence, then it shall not exceed 10 years. The loans are collateralized by the balance in the participant's account and bear interest at the average rate for secured personal loans in effect at five banks on the last working day of the month preceding the date on which the loan application was made. Principal and interest are paid ratably through payroll deductions.


     Payment of Benefits

     A participant may make three withdrawals in a calendar year, withdrawing all or a portion of his or her account balance, except the portion attributable to pre-tax contributions allocated to the participant's loan account. If a participant is under age 59 1/2, a withdrawal may be made from the participant's pre-tax contributions and earnings account without penalty only if a financial hardship is demonstrated.

     If a participant's employment terminates due to the participant's death, total and permanent disability or retirement, the participant or the participant's beneficiary is entitled to receive the vested balance of the participant's accounts in a single lump-sum distribution.

Optimum Quality Grains, LLC
Retirement and Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

     Administrative Expenses

     Reasonable expenses of administering the Plan, at the election of the Plan Committee, may be paid by the Plan. For the years ended December 31, 2000 and 1999, the Company paid all administrative expenses of the Plan. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investment shall be included in the cost of such securities or investments or deducted from the sales proceeds.


     Forfeited Accounts

     At December 31, 1999 and 2000, forfeited nonvested accounts totaled $19,377 and $7,481, respectively. These accounts can be used to reduce future employer contributions. Also, in 2000 and 1999, employer contributions were reduced by $30,832 and $7,194, respectively, from forfeited nonvested accounts.

  2. Significant Accounting Policies


     Basis of Accounting

     The financial statements have been prepared on the accrual basis of accounting.


     Investment Valuation and Income Recognition

     The investments of the Plan are carried at fair value, except for the Plan's interest in the DuPont and Related Companies Defined Contribution Plan Master Trust ("Master Trust"). The Plan's interest in the Master Trust relating to investment contracts, is based upon its beginning value plus actual contributions and allocated investment income less actual distributions (see Note 4). The Master Trust's investment contracts are fully benefit responsive and thus, are stated at contract value. Shares of the asset allocation portfolios, included in the Master Trust are valued at net unit value as determined by the trustee at year end. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Share of common/collective trust funds are valued at net unit value as determined by the trustee at year end. Company stock funds are valued at net unit values based upon the quoted market price of shares at year end. Participant loans and short-term investments are valued at cost which approximates fair value.

     Purchases and sales of investments are recorded on the trade-date. Dividend income is recorded on the ex-dividend date. Interest income is accrued when earned.


     Payment of Benefits Benefits are recorded when paid.


     Use of Estimates

     The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

Optimum Quality Grains, LLC
Retirement and Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

  3. Investments

     Investments that represent more than 5% of the net assets available for benefits as of December 31, 2000 and 1999 were as follows:

                                                           2000          1999

     DuPont Company Stock Fund                        $   789,756   $   777,427
     Aggressive Asset Allocation Portfolio                      -       735,200
     Franklin Small Cap Growth Fund Class I               624,512       768,261
     Janus Mercury Fund                                   849,061     1,043,444
     Merrill Lynch Equity Index Trust Tier 6              892,143       884,201
     Plan interest in DuPont and Related Companies
        Defined Contribution Plan Master Trust          2,624,076     2,126,313


     During the years ended December 31, 2000 and 1999, the Plan's investments appreciated (depreciated) (including realized gains and losses) in value as follows:


                                                           2000          1999

     Company stock funds                              $  (196,689)  $   208,047
     Mutual funds                                      (1,276,269)    1,321,441
     Common/collective trust funds                       (104,033)      323,065
     Master Trust                                          72,110            --
                                                      ------------  ------------
     Net appreciation (depreciation)                  $(1,504,881)  $ 1,852,553
                                                      ------------  ------------

  4. DuPont and Related Companies Defined Contribution Plan Master Trust

     On April 1, 1999, the Company and certain affiliates (as employers) entered into a Master Trust Agreement with Merrill Lynch Trust Company of America ("Trustee") to establish a master trust to allow participants from affiliated plans to invest in a Stable Value Fund and three different Asset Allocation Funds: the Conservative, the Moderate and the Aggressive. Prior to April 1, 1999, the Stable Value Fund and Asset Allocation Funds were separate investment options of the Plan. To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make monthly payments to the Trustee of designated portions of employees' savings and other payments to the Trustee of designated portions of employees' savings and other contributions by the affiliate. The Plan's undivided interest in the Master Trust was .038% and .053% as of December 31, 2000 and 1999, respectively. Investment income relating to the Master Trust is allocated proportionately, by investment fund, to the plans within the Master Trust based on the plan's interest to the total fair value of the Master Trust.

Optimum Quality Grains, LLC
Retirement and Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

     The Stable Value Fund is invested in guaranteed investment contracts, separate account portfolios, synthetic guaranteed investment contracts and money market funds. The interest rates on investment contracts ranged from 5.83% to 8.50% and 5.41% to 9.60% for the years ended December 31, 2000 and 1999, respectively. The blended rate of return was 6.72% in 2000 and 7.05% in 1999.

     The interest rates for certain investment contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher with respect to interest rate resets.

     A synthetic guaranteed investment contract provides for a guaranteed return on principle over a specified period of time through the use of underlying assets and a benefit responsive wrapper contract issued by a third party. Included in the contract value of synthetic guaranteed investment contracts is $(61,031,076) and $60,029,739 at December 31, 2000 and 1999,
     respectively, attributable to wrapper contract providers representing the amounts by which the value of contracts are greater than or (less than) the value of the underlying assets.

     The Asset Allocation Funds invest in money market funds, common/collective trust funds and Stable Value Fund assets.

     Assets of the Master Trust include:

                                                       December 31,
                                         ---------------------------------------
                                               2000                   1999


     Investment Contracts                $ 5,134,555,882        $ 5,569,282,564
     Common/Collective Trust Funds            25,007,540                      -
     Money Market Funds                       31,437,135             45,408,849
                                         ----------------       ----------------
        Total                            $ 5,191,000,557        $ 5,614,691,413
                                         ----------------       ----------------

Optimum Quality Grains, LLC
Retirement and Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

     Investments of the Master Trust that represent more than 5% of the assets of the Master Trust were as follows:

                                                            December 31,
                                                   -----------------------------
                                                       2000             1999

     Investment Contracts:
       Bankers Trust                               $          -    $ 323,423,566
       Aetna Life and Annuity                       356,648,682      335,052,829
       Peoples Security                             301,118,125      282,136,014
       CDC Financial                                336,220,628      313,990,127
       Deutsche Bank (DUP-1)                        330,341,799      309,537,018
       Deutsche Bank (PIM-DUP-1)                    273,816,467      328,679,231
       Deutsche Bank (PIM-DUP-2)                    347,269,727                -
       JP Morgan (95-04)                            320,535,834      301,786,966
       JP Morgan (95-12)                            353,745,646      332,976,797
       Metropolitan Life                            412,600,954      387,590,206
       Union Bank of Switzerland                    416,151,942      389,800,804
       Peoples Security (BDA-0063-TR)                         -      334,215,802
       Principal Life                               280,402,889                -
       Monumental Life Insurance Co.                356,840,431                -


     At December 31, 2000 and 1999, the total assets of the Master Trust of $5,191,000,557 include participant investments in the Stable Value Fund of $5,144,944,410 and participant investments of $46,056,147 held by the Conservative, Moderate and Aggressive Allocation Funds. At December 31, 1999, the total Master Trust value of $5,614,691,413 included participant investments in the Stable Value Fund of $5,573,930,424 and participant investments of $40,760,989 in the Conservative, Moderate and Aggressive Allocation Funds.

     Total investment income of the Master Trust for the years ended December 31, 2000 and 1999 was $353,329,080 and $366,044,652, respectively.


     New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

     SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Master Trust is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet been able to determine the impact of SFAS No. 133 on the Master Trust's financial statements due to an inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit

Optimum Quality Grains, LLC
Retirement and Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

     Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefits Plans and Defined Contribution Pension Plans," requiring benefit responsive investment contracts (including syntheti guaranteed investment contracts) to be measures at contract value. Until this inconsistency is resolved, management is unable to determine the impact that SFAS No. 133 will have on the financial statements. The carrying value of those instruments is $4,001,503,657 and $3,994,653,926 at December 31, 2000 and 1999, respectively.

     The impact on the Master Trust's net assets available for benefits of adopting SFAS No. 133 will be determined based on the derivative positions at the date of adoption.

  5. Tax Status

     The Plan is currently in the process of applying for a tax determination letter from the Internal Revenue Service. The Plan's administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in accordance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

  6. Related Party Transactions

     Certain Plan investments are shares of mutual funds and units of collective trust funds managed by Merrill Lynch, the Trustee of the Plan. In addition, the Plan offers a Company Stock Fund investment option. The Master Trust is managed by DuPont Capital Management and the Trustee. Therefore, transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

  7. Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the employer contributions.

Optimum Quality Grains, LLC                                            Exhibit I
Retirement and Savings Plan
Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Part IV, Line I
At December 31, 1999
--------------------------------------------------------------------------------

                                                                                                           Current
                Identity of Issue                           Description of Investment                       Value
     Franklin Small Capital Growth Fund Class I           Registered Investment Company                $    624,512
     Janus Enterprise Fund                                Registered Investment Company                     357,586
     Janus Mercury Fund                                   Registered Investment Company                     849,061
     Mercury HW International Value Fund Class I          Registered Investment Company                     202,594
     Fidelity Low Priced Stock                            Registered Investment Company                     277,536
     MFS Total Return Fund                                Registered Investment Company                      61,689
     Mercury Global Holdings Fund Class I                 Registered Investment Company                      40,833
     Templeton Growth Fund                                Registered Investment Company                     120,957
     AIM Value Fund                                       Registered Investment Company                     446,964
     Fidelity Growth & Income Fund Class A                Registered Investment Company                     520,093
     *Merrill Lynch Growth Fund Class A                   Registered Investment Company                     233,103
     AIM Equity Constellation Fund                        Registered Investment Company                     405,492
     Franklin Balance Sheet                               Registered Investment Company                     265,438
     Templeton Foreign Fund                               Registered Investment Company                     119,616
     Fidelity Magellan Fund                               Registered Investment Company                     482,740
     Fidelity Fund PV1                                    Registered Investment Company                     211,072
     Fidelity Equity Income Fund                          Registered Investment Company                     213,322
     Franklin Custom Fund Income Growth                   Registered Investment Company                     199,089
     MFS Total Return Fund                                Registered Investment Company                     120,348
     *Merrill Lynch Balanced Capital Fund Class A         Registered Investment Company                      46,876
     *Merrill Lynch Basic Value Fund Class A              Registered Investment Company                     162,970
     Barclays 3-Way                                       Common/Collective Trusts                          243,594
     *Merrill Lynch SM Capital Index CT Tier 2            Common/Collective Trusts                           88,278
     *Merrill Lynch Equity Index TR Tier 6                Common/Collective Trusts                          892,143
     *Merrill Lynch Index CT Tier 2                       Common/Collective Trusts                           71,325
     Conoco Stock                                         Company Stock                                      28,777
     *DuPont Stock                                        Company Stock                                     789,756
     Plan interest in the DuPont and Related
       Companies Defined Contribution Plan
       Master Trust ("Master Trust")                      Master Trust                                    2,624,076
     Participant loans                                    8.5% to 9.0%                                      134,976
     Cash                                                                                                        10
                                                                                                      --------------
                                                                                                       $ 10,834,826
                                                                                                      ==============

     * Party-in-interest